82-5171

TransCanada

450 – 1 Street S. W.
Calgary, Alberta
T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

02 NOV -4 AM 10: 16

CORPORATE - SECRETARIAL - FACSIMILE

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02055627

To:	*The Toronto Stock Exchange*
	Attention: Manager, Market Surveillance
Fax Number:	(416) 646-7263
To:	*New York Stock Exchange*
	Attention: Elizabeth V. Montz
Fax Number:	212-656-5071/5072
To:	*Securities and Exchange Commission*
	Attention: Filing Desk, Stop 1-4
Fax Number:	(202) 942-9628
From:	Nicole Folwell, Corporate Secretarial Department
Date:	October 31, 2002 Time: 11:35 MDT
Number of Pages (including Cover)	Two (2)

SUPPL

PROCESSED
NOV 13 2002
THOMSON FINANCIAL

Re: News Release

"TransCanada to Present at Toronto Society of Financial Analysts Luncheon"

dw 11/4

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If message is unclear or incomplete, please contact the operator:
Operator: Nicole Folwell Phone: (403) 920-7678

TransCanada
In business to deliver™

NewsRelease

TransCanada to Present at Toronto Society of Financial Analysts Luncheon

CALGARY, Alberta – October 31, 2002 – (TSX: TRP) (NYSE: TRP) – Hal Kvisle, chief executive officer; and Russ Girling, executive vice-president and chief financial officer, TransCanada PipeLines Limited, will present to the Toronto Society of Financial Analysts (TSFA) luncheon on November 5, 2002. The presentation is expected to last 45 minutes and will include information concerning TransCanada's performance, strategy and outlook.

A live audio and slide web cast of the presentation will be available on TransCanada's web site (www.transcanda.com) beginning November 5 at approximately 12:40 p.m. (Eastern)/10:40 a.m. (Mountain). The web cast will be archived and available for replay.

TransCanada is a leading North American energy company. It is focused on natural gas transmission and power services with employees who are expert in these businesses. The company's network of approximately 38,000 kilometres of pipeline transports the majority of western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls, manages or is constructing facilities for approximately 2,250 megawatts of power -- an amount of power that can meet the needs of more than two million average households. The company's common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the internet at www.transcanada.com for more information.

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Media Inquiries:	Glenn Herchak/Kurt Kadatz	(403) 920-7877
Investor & Analyst Inquiries:	David Moneta/Debbie Persad	(403) 920-7911
TSFA registration information	Shenaz Gilani	(416) 366-5755 ext. 21